UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                           Encore Capital Group, Inc.
                            -------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    292554102
                                    ---------
                                 (CUSIP Number)

                                  June 30, 2004
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  292554102             13G
---------- -----------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           Copper Beech Capital Advisors LLC
---------- -----------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a) [ ]
            (b) [X]
---------- -----------------------------------------------------------
        3  SEC USE ONLY
---------- -----------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
---------- -----------------------------------------------------------
                         5  SOLE VOTING POWER
    NUMBER OF               0
     SHARES          ------ ------------------------------------------
  BENEFICIALLY           6  SHARED VOTING POWER
    OWNED BY                539,928
      EACH           ------ ------------------------------------------
    REPORTING            7  SOLE DISPOSITIVE POWER
     PERSON                 0
      WITH           ------ ------------------------------------------
                         8  SHARED DISPOSITIVE POWER
                            539,928
---------- -----------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
           539,928
---------- -----------------------------------------------------------
       10  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES
           N/A
---------- -----------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           2.4%
---------- -----------------------------------------------------------
       12  TYPE OF REPORTING PERSON
           OO
---------- -----------------------------------------------------------

CUSIP No.  292554102             13G
---------- -----------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           Copper Beech Capital Management, Inc.
---------- -----------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a) [ ]
            (b) [X]
---------- -----------------------------------------------------------
        3  SEC USE ONLY
---------- -----------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
---------- -----------------------------------------------------------
                         5  SOLE VOTING POWER
    NUMBER OF               0
     SHARES          ------ ------------------------------------------
  BENEFICIALLY           6  SHARED VOTING POWER
    OWNED BY                583,244
      EACH           ------ ------------------------------------------
    REPORTING            7  SOLE DISPOSITIVE POWER
     PERSON                 0
      WITH           ------ ------------------------------------------
                         8  SHARED DISPOSITIVE POWER
                            583,244
---------- -----------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
           583,244
---------- -----------------------------------------------------------
       10  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES
           N/A
---------- -----------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           2.6%
---------- -----------------------------------------------------------
       12  TYPE OF REPORTING PERSON
           CO
---------- -----------------------------------------------------------

CUSIP No.  292554102             13G
---------- -----------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           Frank R. DeSantis, Jr.
---------- -----------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a) [ ]
            (b) [X]
---------- -----------------------------------------------------------
        3  SEC USE ONLY
---------- -----------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
---------- -----------------------------------------------------------
                         5  SOLE VOTING POWER
    NUMBER OF               0
     SHARES          ------ ------------------------------------------
  BENEFICIALLY           6  SHARED VOTING POWER
    OWNED BY                1,123,172
      EACH           ------ ------------------------------------------
    REPORTING            7  SOLE DISPOSITIVE POWER
     PERSON                 0
      WITH           ------ ------------------------------------------
                         8  SHARED DISPOSITIVE POWER
                            1,123,172
---------- -----------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
           1,123,172
---------- -----------------------------------------------------------
       10  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES
           N/A
---------- -----------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           5.1%
---------- -----------------------------------------------------------
       12  TYPE OF REPORTING PERSON*
           IN
---------- -----------------------------------------------------------

Item 1(a):        Name of Issuer:

                  Encore Capital Group, Inc. (the "Company").

Item 1(b):        Address of Issuer's Principal Executive Offices:

                  5775 Roscoe Court
                  San Diego, CA  92123

Items 2(a)        Name of Person Filing; Address of Principal Business Office
and 2(b):
                  This Schedule is being jointly filed by:

                  (i) Copper Beech Capital Advisors LLC ("Advisors"), a Delaware limited liability company which acts as general partner to two private investment partnerships (the "Partnerships"), with respect to the shares held by the Partnerships;

                  (ii) Copper Beech Capital Management, Inc. ("Management"), a Delaware corporation which acts as investment advisor to an offshore investment fund (the "Fund") and an institutional managed account (the "Managed Account"), with respect to the shares held by the Fund and the Managed Account; and

                  (iii) Frank R. DeSantis, Jr., managing member of Advisors and
                        President of Management, with respect to all of the reported shares.

The principal business address of each reporting person is 540 Madison Avenue, 33rd Floor, New York, New York 10022.

Item 2(c):        Citizenship:

                  (i)   Advisors is a Delaware limited liability company;
                  (ii)  Management is a Delaware corporation; and
                  (iii) Mr. DeSantis is a United States citizen.

Item 2(d):        Title of Class of Securities:

                  Common Stock, par value $0.01 per share ("Common Stock")

Item 2(e):        CUSIP Number:

                  292554102

Item 3: If this statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

      (a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
      (b)   [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
      (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
      (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
      (e)   [ ] An investment adviser in accordance
            with ss.240.13d-1(b)(1)(ii)(E).
      (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1 (b)(1)(ii)(F).
      (g) [ ] A parent holding company or control person in accordance with ss.240.13d-1 (b)(1)(ii)(G).
      (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
      (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
      (j)   [ ] Group, in accordance with ss.240.13d-1 (b)(1)(ii)(J).

Item 4: Ownership:

      The following states the beneficial ownership of the reporting persons as of August 24, 2004. This report relates to the same shares of Common Stock which may be deemed to be owned (i) directly (in the aggregate) by the Partnerships, the Fund, and the Managed Account, none of which individually beneficially own more than 5% of the class; (ii) indirectly by Advisors, in its capacity as general partner to the Partnerships; (iii) indirectly by Management, in its capacity as investment advisor to the Fund and the Managed Account; and (iv) indirectly by Mr. DeSantis, who, as principal of Advisors and Management, has the power to direct the vote or disposition of such securities.

            ADVISORS:

      (a)   Amount beneficially owned: 539,928 shares

      (b)   Percent of class: 2.4%.

      (c)   Number of shares as to which such person has:

            (i)   Sole power to vote or direct the vote:               -0-
            (ii)  Shared power to vote or direct the vote:             539,928
            (iii) Sole power to dispose or direct the disposition:     -0-
            (iv)  Shared power to dispose or direct the disposition:   539,928

            MANAGEMENT:

      (a)   Amount beneficially owned: 583,244 shares

      (b)   Percent of class: 2.6%.

      (c)   Number of shares as to which such person has:

            (i)   Sole power to vote or direct the vote:               -0-
            (ii)  Shared power to vote or direct the vote:             583,244
            (iii) Sole power to dispose or direct the disposition:     -0-
            (iv)  Shared power to dispose or direct the disposition:   583,244

            DESANTIS:

      (a)   Amount beneficially owned: 1,123,172 shares

      (b)   Percent of class: 5.1%.

      (c)   Number of shares as to which such person has:

            (i)   Sole power to vote or direct the vote:             -0-
            (ii)  Shared power to vote or direct the vote:           1,123,172
            (iii) Sole power to dispose or direct the disposition:   -0-
            (iv)  Shared power to dispose or direct the disposition: 1,123,172

Item 5: Ownership of Five Percent or Less of a Class:

        Not Applicable

Item 6: Ownership of More than Five Percent on Behalf of Another Person:

        The Partnerships, the Fund, and the Managed Account have the right to receive dividends from and the proceeds of the sale of the subject securities owned by such entities. None of such parties individually owns beneficially more than 5% of the class.

Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

        Not Applicable.

Item 8: Identification and Classification of Members of the Group:

        Not Applicable.

Item 9: Notice of Dissolution of Group:

        Not Applicable.

Item 10: Certification:

        By signing below each of the undersigned certify that, to the best of the undersigned's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE


After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  August 24, 2004


                                           COPPER BEECH CAPITAL ADVISORS LLC

                                           /s/ Frank R. DeSantis, Jr.
                                           ----------------------------------
                                           By:  Frank R. DeSantis, Jr.
                                           Managing Member



                                           COPPER BEECH CAPITAL MANAGEMENT, INC.

                                           /s/ Frank R. DeSantis, Jr.
                                           ----------------------------------
                                           By:  Frank R. DeSantis, Jr.
                                           President


                                           /s/ Frank R. DeSantis, Jr.
                                           ----------------------------------
                                                Frank R. DeSantis, Jr.

                             JOINT FILING AGREEMENT

The undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G and to all amendments to such statement and that such statement is and all amendments to such statement are made on behalf of each of them.

IN WITNESS WHEREOF, the undersigned hereby execute this agreement on August 24, 2004.


                                           COPPER BEECH CAPITAL ADVISORS LLC

                                           /s/ Frank R. DeSantis, Jr.
                                           ----------------------------------
                                           By:  Frank R. DeSantis, Jr.
                                           Managing Member



                                           COPPER BEECH CAPITAL MANAGEMENT, INC.

                                           /s/ Frank R. DeSantis, Jr.
                                           ----------------------------------
                                           By:  Frank R. DeSantis, Jr.
                                           President


                                           /s/ Frank R. DeSantis, Jr.
                                           ----------------------------------
                                                Frank R. DeSantis, Jr.